UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                  15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2006

                             Commission File Number: 000-50859

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                       1, Vassilissis Sofia Str. & Meg.
                                Alexandrou St.
                            151 24 Maroussi Greece

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this report on Form 6-K as Exhibit 1 is the press release issued by TOP Tankers Inc. (the "Company") on December 7, 2006 announcing the Company's financial results for the third quarter and first nine months of 2006 and restatement of the financial results for the first, second quarter and first half of 2006.

                                                                       EXHIBIT 1

[LOGO]
[GRAPHIC OMITTED]


NEWS RELEASE for December 7, 2006 at 7:35 AM EST

Contact:     Michael Mason (investors)          Stamatis Tsantanis, CFO
             Allen & Caron Inc                  TOP Tankers Inc
             212 691 8087                       011 30 210 812 8199
             michaelm@allencaron.com            snt@toptankers.com


         TOP TANKERS REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER AND THE NINE-MONTH PERIOD OF 2006 AND RESTATEMENT OF FIRST, SECOND
                         QUARTER AND FIRST HALF OF 2006


ATHENS, GREECE (December 7, 2006) ... TOP Tankers Inc (NasdaqGS:TOPT) today announced its operating results for the third quarter and nine-month period of 2006 and restatement of first, second quarter and first half of 2006 unaudited financial statements.

Operating results for the third quarter and nine-month period of 2006

For the three months ended September 30, 2006, the Company reported net loss of $11,394,000, or $0.35 per share, compared with net income of $7,921,000, or $0.28 per share, for the third quarter of 2005. The weighted average numbers of basic shares used in the computations were 32,163,137 and 28,020,990 for the third quarters of 2006 and 2005, respectively. The results for the third quarter of 2006 and 2005 include net charges of $5,377,000, or $0.17 per share and $5,665,000, or $0.20 per share, respectively, of special items(1) that affected the Company's net results for the period that the Company believes are typically excluded by securities analysts in their published estimates of the Company's financial results, which are described in Appendix A of this release. In addition, the third quarter of 2006 was also reduced by $0.07 per share, resulting from the revised accounting treatment of a "Seller's Credit", discussed below. For the three months ended September 30, 2006, operating loss was $2,485,000, compared with operating income of $13,670,000 for the third quarter of 2005. EBITDA(2) for the third quarter of 2006 was $7,704,000, compared with $28,324,000 for the third quarter of 2005. Voyage revenues for the third quarter of 2006 were $70,646,000, compared to $50,003,000 recorded in the third quarter of 2005.

For the nine months ended September 30, 2006, the Company reported net income of $11,929,000, or $0.37 per share, compared with net income of $40,594,000, or $1.45 per share, for the nine months ended September 30, 2005. The weighted average numbers of basic shares used in the computations were 29,964,597 and 27,895,019 for the nine months ended September 30, 2006 and 2005, respectively. The results for the nine months ended September 30, 2006 and 2005 include net charges of $7,946,000, or $0.27 per share and $6,115,000, or $0.22 per share, respectively, of special items that affected the Company's net income for the period that the Company believes are typically excluded by securities analysts in their published estimates of the Company's financial results, which are described in Appendix A of this release. In addition, the first nine months of

----------
(1)  See Appendix A to this release for information about special items.
(2)  See Appendix A to this release for reconciliation of EBITDA.

2006 were also reduced by $0.15 per share, resulting from the revised accounting treatment of a "Seller's Credit", discussed below. For the nine months ended September 30, 2006, operating income was $33,845,000, compared with $53,845,000 for the same period last year. EBITDA for the nine-month period ended September 30, 2006 was $71,770,000, compared with $91,171,000 for the same period last year. Voyage revenues for the nine-month period ended September 30, 2006 were $242,249,000, compared to $153,623,000 recorded in the same period last year.

Restatement of first, second quarter and first half of 2006 unaudited financial statements

The Company reported a restatement of first, second and first half of 2006 unaudited financial statements resulting from the accounting treatment of certain aspects of the sale and leaseback transactions that were completed in March and April 2006.(3) The sale and leaseback transactions involved the sale of 13 vessels to financial institutions unaffiliated with the Company, for a consideration of $550 million, and their simultaneous leaseback under bareboat charters to separate subsidiaries of the Company for a period of five to seven years. Under the terms of the sale and leaseback transactions, upon completion of the sale of the vessels, the Company received 90% of the consideration, or $495 million. The remaining 10% of the consideration or $55 million, commonly referred to as "Seller's Credit", was not due from the purchaser until not later than three months after the end of the bareboat charter period or upon the resale of the vessels by the purchaser, if earlier. The main purpose of the Seller's Credit is to secure a portion of the seller-lessee's payments to the owner-lessor. The sale and leaseback transactions resulted in a total book gain of $96 million.

The Company deferred and amortized over the relevant charter period of five to seven years the total gain of $82 million (which is the total gain including the present value of the Seller's Credit. This amount was included in part in "Deferred Income" in the Company's interim unaudited financial statements for the first quarter of 2006, and in full in the Company's interim unaudited financial statements for the second quarter of 2006. The Company has decided to restate its interim unaudited financial statements and exclude the Seller's Credit of $55 million from the total gain and to defer recognition of the full amount until payment. The non-cash effect from deducting the Seller's Credit of $55 million from the total gain of $96 million, is to reduce net income per share by $0.01 and $0.07 for the first and second quarter of 2006, respectively. The net income per share in all subsequent quarters until December 31, 2010 will be reduced by approximately $0.07.

In addition, there are some balance sheet reclassifications for the same periods resulting from the financial covenants contained in the agreements for the sale and leaseback transactions and the change of discount rate initially used to value the Seller's Credit of $55 million.

Under the financial covenants, the Company is required to maintain a minimum amount of $20 million up to December 15, 2006 and $25 million thereafter and until the expiration of the bareboat charters, in a specified Company bank account. Furthermore, during the bareboat charter period, the Company is required to maintain a consolidated cash balances of at least $50 million, including the $20/$25 million, mentioned above. As of June 30, 2006 and during the bareboat charter period, the amount of $50 million will be presented separately as restricted cash, even though there are no actual restrictions as to withdrawal or use imposed by any financial institution. The restricted cash, included in Other Non-Current Assets, in the reported first and second quarter of 2006 financial results amounted to $13.5 million, relates to minimum

----------
(3) See later on this release reported and restated unaudited interim financial statements for first, second quarter and first half of 2006.

liquidity requirements under loan covenants relating to the Company's owned vessels. This amount will also be included in the $50 million minimum consolidated cash balances.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Tankers Inc, commented, "During the third quarter of 2006, we continued our extensive upgrading of our entire fleet. The total investment in our tankers will be in excess of $50 million and has been completed by more than 60% in 2006. We have conducted extensive works on our tankers, closely supervised by our experienced technical team, in order to upgrade the vessels to the highest possible standards.

Once again, we would like to emphasize our commitment to provide the highest quality of service to our clients and we will continue to operate and maintain our fleet with the utmost efficiency and professionalism.

Regarding our recently announced newbuilding orders, our strategy is to modernize and expand our fleet. For that purpose, we have recently sold three Handymaxes, one built in 1998 and two built in 1999. Many people in the industry consider the aggregate sale price of $128 million to be one of the highest prices ever achieved for such vessels.

In addition, we have entered into an agreement to acquire four newbuildings for $191 million. Assuming we exercise our option to acquire two additional newbuildings, our current total order will increase to six vessels, or $286 million. Furthermore, we managed to achieve deliveries in the first and second quarters of 2009, even though most shipyards are not offering tanker newbuilding deliveries before 2010, or 2011".

The following key indicators serve to highlight changes in the financial performance of the Company's fleet during the third quarters and nine-month periods ended September 30, 2005 and 2006:

                                                                                   Suezmax Fleet
                                                           Three Months Ended September 30,   Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)                     2005      2006       Change       2005       2006       Change
                                                              ----      ----       ------       ----       ----       ------
Total available ship days                                      828     1,196        44.4%      2,035      3,549        74.4%
Total operating days                                           729       854        17.1%      1,828      2,858        56.3%
Utilization                                                  88.0%     71.4%       -18.9%      89.8%      80.5%       -10.4%
TCE(4) per ship per day under spot voyage charter           23,698    39,378        66.2%     38,663     48,258        24.8%
TCE per ship per day under time charter                     30,044    38,387        27.8%     30,899     36,634        18.6%
Average TCE                                                 27,075    38,998        44.0%     35,928     43,731        21.7%
Vessel operating expenses per ship per day                   7,743     7,637        -1.4%      7,570      7,569         0.0%


                                                                                  Handymax Fleet
                                                           Three Months Ended September 30,   Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)                     2005      2006       Change       2005       2006       Change
                                                              ----      ----       ------       ----       ----       ------
Total available ship days                                    1,209     1,288         6.5%      3,356      3,822        13.9%
Total operating days                                         1,142     1,213         6.2%      3,190      3,680        15.4%
Utilization                                                  94.5%     94.2%        -0.3%      95.1%      96.3%         1.3%
TCE per ship per day under spot voyage charter                   -         -            -     11,500          -            -
TCE per ship per day under time charter                     18,369    20,633        12.3%     19,811     20,351         2.7%
Average TCE                                                 18,369    20,633        12.3%     19,697     20,351         3.3%
Vessel operating expenses per ship per day                   4,875     6,290        29.0%      4,992      5,840        17.0%

                                                                                   Total Fleet*
                                                           Three Months Ended September 30,   Nine Months Ended September 30,
(In U.S. Dollars unless otherwise stated)                     2005      2006       Change       2005       2006       Change
                                                              ----      ----       ------       ----       ----       ------
Total available ship days                                    2,111     2,484        17.7%      5,646      7,371        30.6%
Total operating days                                         1,945     2,067         6.3%      5,262      6,538        24.2%
Utilization                                                  92.1%     83.2%        -9.7%      93.2%      88.7%        -4.8%
TCE per ship per day under spot voyage charter              23,628    39,378        66.7%     36,055     48,258        33.8%
TCE per ship per day under time charter                     20,617    24,412        18.4%     21,031     24,132        14.7%
Average TCE                                                 21,144    28,221        33.5%     24,757     30,571        23.5%
Vessel operating expenses per ship per day                   5,932     6,939        17.0%      5,828      6,673        14.5%
General and administrative expenses per ship per day**       4,141     2,357       -43.1%      2,612      2,430        -7.0%

----------
*    Total Fleet information includes data for one Handysize tanker in 2005.
** The daily General and Administrative expenses include approximately $2,703 and $673 for the three-month period and $1,091 and $804 for the 9-month period ended September 30, 2005 and 2006 respectively, of non-cash restricted stock expense, convertible offering issuance costs write-off and general compensation provision.
(4) Consistent with general practice in the tanker shipping industry, time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.

Fleet Report

As of September 30, 2006, the Company's fleet under management totalled 27 vessels or 2.6 million dwt (including 18 vessels sold and leased back for a period of 5 to 7 years) as compared to 22 vessels or 2.0 million dwt on September 30, 2005.

In September and October 2006, the Company agreed to sell the vessels M/T Taintless, M/T Soundless and M/T Topless for a total consideration of $127.5 million, resulting in an expected total book gain of $12 million, which will be recognized in the fourth quarter of 2006. The M/T Taintless and M/T Soundless were delivered to new owners in November 2006 and the M/T Topless is expected to be delivered to its new owners by the end of December 2006.

In November, 2006, the Company entered into an agreement with SPP Shipbuilding Co, Ltd of the Republic of Korea for the construction of four 50,000 dwt Product / Chemical tankers. The vessels will be delivered during the first and second quarters of 2009. The Company also has the option to order two additional tankers with the same specifications and delivery periods. The total investment for the Company (excluding the option) will be approximately $190.9 million, which will be funded with secured credit lines and working capital.

Fleet Deployment

During the third quarter of 2006, the Company had approximately 74% of the fleet's operating days on long-term employment contracts. 20 of the Company's 27 tankers were on time charter contracts with an average term of over three years with all but two of the time charters including profit sharing agreements.

Suezmax Fleet:

During the third quarter of 2006, six of the Company's Suezmax tankers operated in the spot market, earning on average $39,378 per vessel per day on a time charter equivalent (TCE) basis.

During the third quarter of 2006, four of the Company's Suezmax tankers operated under time charter contracts, earning on average $38,387 per vessel per day on a time charter equivalent (TCE) basis.

During the third quarter of 2006, three of the Company's Suezmax tankers were undergoing their special surveys and were not operational.

In December 2006, the Company amicably agreed with Glencore for the earlier redelivery of three 154,970 dwt Suezmax tankers, the M/T Flawless, the M/T Timeless and the M/T Stopless, all built in 1991 by Hyundai Heavy Industries Co of the Republic of Korea. These three vessels had been scheduled to be redelivered on or about April 2007.

The Company has entered into a time charter contract for the 154,970 dwt Suezmax M/T Priceless, built in 1991 by Hyundai Heavy Industries Co of the Republic of Korea, with a major oil trader. The contract, which has a base rate of $35,000 and 50% sharing of the profit generated above the base rate, expires in August 2008.


Handymax Fleet:

All of the Company's Handymax tankers operate under long term employment agreements with Glencore and Vitol that provide for a base rate of charter hire and additional profit-sharing.

During the third quarter of 2006, including the profit-sharing allocated to the Company from these profit-sharing agreements, the Handymax fleet earned on average $20,633 per vessel per day on a TCE basis.

The following table presents the Company's current fleet list and employment:

                                      Year                                Daily Base        Profit Sharing
                            Dwt       Built   Charter Type   Expiry          Rate       Above Base Rate (2006)
                           -------    -----   ------------   ----------   -----------   ----------------------
13 Suezmax Tankers
Timeless(C).............   154,970    1991    Spot
Flawless(C).............   154,970    1991    Spot
Stopless(C).............   154,970    1991    Spot
Priceless(C)............   154,970    1991    Time Charter   Q3/2008      $35,000       50% thereafter
Faultless(B)............   154,970    1992    Spot
Noiseless(B)............   149,554    1992    Time Charter   Q2/2010      $37,000(1)    None
Stainless(B)............   149,599    1992    Spot
Endless(B)..............   135,915    1992    Time Charter   Q4/2008(A)   $36,500       None
Limitless(B)............   136,055    1993    Spot
Stormless...............   150,038    1993    Spot
Ellen P.................   146,286    1996    Spot
Errorless...............   147,048    1993    Spot
Edgeless................   147,048    1994    Spot

11 Handymax Tankers
Victorious(B)...........    47,084    1991    Time Charter   Q3/2009      $14,000       50% thereafter
Sovereign(B)............    47,084    1992    Time Charter   Q3/2009      $14,000       50% thereafter
Invincible(B)...........    47,084    1992    Time Charter   Q3/2009      $14,000       50% thereafter
Relentless(B)...........    47,084    1992    Time Charter   Q3/2009      $14,000       50% thereafter
Vanguard(C).............    47,084    1992    Time Charter   Q1/2010      $13,250(2)    100% first $1,250 + 50% thereafter
Restless(B).............    47,084    1991    Time Charter   Q1/2010      $13,250(2)    100% first $1,250 + 50% thereafter
Spotless(C).............    47,094    1991    Time Charter   Q1/2010      $13,250(2)    100% first $1,250 + 50% thereafter
Doubtless(C)............    47,076    1991    Time Charter   Q1/2010      $13,250(2)    100% first $1,250 + 50% thereafter
Faithful(C).............    45,720    1992    Time Charter   Q1/2010      $13,250(2)    100% first $1,250 + 50% thereafter
Dauntless...............    46,168    1999    Time Charter   Q1/2010      $16,250       100% first $1,000 + 50% thereafter
Ioannis P...............    46,346    2003    Time Charter   Q4/2010      $18,000       100% first $1,000 + 50% thereafter

Total Tanker DWT         2,451,301

----------
(A) Charterers have option to extend contract for an additional four-year period
(B)  Vessels sold and leased back for a period of 7 years.
(C)  Vessels sold and leased back for a period of 5 years.

(1) Base rate will change to $36,000 in Q2 2007 and $35,000 in Q2 2008 until expiration.
(2) Base rate will change to $14,300, plus 50% profit sharing participation thereafter, from Q1 2007 until expiration.

Credit Facility

As of September 30, 2006, TOP Tankers had total indebtedness under senior secured credit facilities of $299 million with its lenders, the Royal Bank of Scotland ("RBS") and HSH Nordbank ("HSH"), maturing in 2015 and 2013, respectively. As of the date of this release, and after giving effect to the delivery of the M/T Topless to its new owners, the Company's total indebtedness under senior secured credit facilities was $204 million.

As of September 30, 2006, the Company has three interest rate swap agreements with RBS for the amounts of $33.3 million, $10 million and $10 million for a period of four, seven and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.66%, 4.52% and 4.40%, respectively, in addition to the applicable margin. The Company also has one interest rate swap agreement with HSH for the amount of $42.1 million for a period of five years, at a fixed interest rate of 4.80% in addition to the applicable margin. In addition, the Company has two interest rate swap agreements with Deutsche Bank and Egnatia Bank for the amounts of $50 million and $10 million for a period of seven and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.63% and 4.70%, respectively, in addition to the applicable margin. The above swaps of $10 million, $10 million, $50 million and $10 million, include steepening terms based on the 2 and 10 year swap difference, which is calculated quarterly in arrears.

On September 30, 2006, the Company's ratio of indebtedness to total capital was approximately 60.4%.

Resignation of Auditors

TOP Tankers recently announced the resignation of its independent auditors, Ernst & Young. The Company is currently discussing with another major accounting firm that firm's appointment as the Company's independent auditors.

Conference Call and Webcast

TOP Tankers' management team will host a conference call to review the results and discuss other corporate news and its outlook on Thursday, December 7, 2006, at 11:00 AM EST, which will be broadcast live over the Internet. Those interested in listening to the live webcast may do so by going to the Company's website at www.toptankers.com, or by going to www.investorcalendar.com.

The telephonic replay of the conference call will be available by dialling 877 660 6853 (from the US and Canada) or +1 201 612 7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 219731. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through December 14, 2006.

About TOP Tankers Inc

TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company operates a fleet of 24 tankers, consisting of 13 double-hull Suezmax tankers and 11 double-hull Handymax tankers, with a total carrying capacity of approximately 2.5 million dwt, of which 88.2% are sister ships. Fourteen of the Company's 24 tankers are on time charter contracts with an average term of over three years with all but two of the time charters including profit sharing agreements.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.

                                  TABLES FOLLOW

TOP TANKERS INC.

CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                            Three Months Ended                Nine Months Ended
                                                               September 30,                    September 30,
                                                        ----------------------------      ---------------------------
                                                           2005             2006             2005           2006
                                                        ------------     -----------      -----------    ------------
                                                        (unaudited)      (unaudited)      (unaudited)    (unaudited)
REVENUES:
Voyage revenues                                         $    50,003      $   70,646       $  153,623     $   242,249
EXPENSES:
     Voyage expenses                                          8,877          12,314           23,351          42,374
     Charter hire expense                                     1,898          29,847            1,898          66,454
     Vessel operating expenses                               12,523          17,235           32,905          49,184
     Depreciation and amortization                           14,634          10,286           37,274          37,871
     General and administrative expenses                      8,742           5,856           14,748          17,908
     Amortization of deferred gain on sale of
     vessels                                                   (225)         (2,433)            (225)         (5,677)
     (Gain) on sale of vessels                              (10,115)              -          (10,115)              -
     Foreign currency (gains)/losses, net                        (1)             26              (58)            290
                                                        ------------     -----------      -----------    ------------
     Operating income (loss)                                 13,670          (2,485)           53,845          33,845
                                                        ------------     -----------      -----------    ------------

OTHER INCOME (EXPENSES):
     Interest and finance costs                              (6,280)         (9,801)         (14,684)        (24,089)
     Interest income                                            511             989            1,381           2,119
     Other, net                                                  20             (97)              52              54
                                                        ------------     -----------      -----------    ------------
     Total other expenses, net                               (5,749)         (8,909)         (13,251)        (21,916)

                                                        ------------     -----------      -----------    ------------
Net Income (loss)                                       $     7,921      $  (11,394)      $   40,594     $    11,929

                                                        ============     ===========      ===========    ============

Earnings / (loss) per share, basic and diluted          $      0.28      $    (0.35)      $     1.45     $      0.37
                                                        ============     ===========      ===========    ============

Weighted average common shares outstanding, basic
and diluted                                              28,020,990      32,163,137       27,895,019      29,964,597
                                                        ============     ===========      ===========    ============

TOP TANKERS INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                                       December 31,      September 30,
                                                                           2005              2006
                                                                       --------------    --------------
                                                                                          (Unaudited)
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                           $     17,462      $     38,624
   Other current assets                                                      50,112            44,272
                                                                       --------------    --------------
         Total current assets                                                 67,574            82,896

FINANCIAL INSTRUMENTS                                                            425                 -
VESSELS, NET                                                                 886,754           424,527
RESTRICTED CASH                                                                    -            50,000
OTHER NON-CURRENT ASSETS                                                      26,144            53,668

                                                                       --------------    --------------
         Total assets                                                  $     980,897     $     611,091
                                                                       ==============    ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt                                   $      45,329     $     111,554
   Deferred income, current portion                                            2,451             9,731
   Other current liabilities                                                  30,814            36,049
                                                                       --------------    --------------
         Total current liabilities                                            78,594           157,334

FINANCIAL INSTRUMENTS                                                              -             2,669

LONG-TERM DEBT, net of current portion                                       518,774           185,485

DEFERRED INCOME, net of current portion                                       13,871            71,237

STOCKHOLDERS' EQUITY                                                         369,658           194,366

                                                                       --------------    --------------
         Total liabilities and stockholders' equity                    $     980,897     $     611,091
                                                                       ==============    ==============

Note: As of June 30, 2006 and during the bareboat charter period, the amount of $50 million will be presented separately as restricted cash, even though there are no actual restrictions as to withdrawal or use imposed by any financial institution. As of December 31, 2005, restricted cash relating to minimum liquidity requirements under loan covenants relating to the Company's owned vessels was included in "Other Non-Current Assets" and amounted to $13.5 million. This amount will be included in the $50 million minimum consolidated cash balances.

TOP TANKERS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

                                                                     Nine Months Ended September 30,
                                                                   -----------------------------------
                                                                        2005                2006
                                                                   ----------------    ---------------
                                                                     (unaudited)        (unaudited)
Cash Flows from (used in) Operating Activities:
   Net income                                                      $        40,594     $       11,929
   Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation and amortization                                         38,384             42,142
      Stock-based compensation                                               3,242              3,427
      Change in fair value of financial instruments                              -              2,996
      Amortization of deferred income                                         (267)            (5,677)
      Gain on sale of vessels                                              (10,115)                 -
   Change in operating assets and liabilities                                5,161             11,075
   Payments for dry-docking                                                 (6,351)           (21,188)
                                                                   ----------------    ---------------
Net Cash from Operating Activities                                          70,648             44,704
                                                                   ----------------    ---------------

Cash Flows from (used in) Investing Activities:
      Advances for vessels acquisitions                                    (10,875)                 -
      Acquisition of vessels                                              (387,319)                 -
      Net proceeds from sale of vessels                                    153,085            474,616
      Other                                                                   (200)              (777)
                                                                   ----------------    ---------------
Net Cash from (used in) Investing Activities                              (245,309)           473,839
                                                                   ----------------    ---------------

Cash Flows from (used in) Financing Activities:
      Proceeds from long-term debt                                         284,294                  -
      Payments of long-term debt                                           (87,256)          (270,268)
      Swap termination proceeds                                              1,170                  -
      (Increase) decrease in restricted cash                                     -            (36,500)
      Issuance of common stock                                                   -             26,916
      Payment of financing costs                                            (2,866)               (63)
      Dividends paid                                                       (24,607)          (217,466)
                                                                   ----------------    ---------------
Net Cash from (used in) Financing Activities                               170,735           (497,381)
                                                                   ----------------    ---------------

Net increase (decrease) in cash and cash equivalents                        (3,926)            21,162
Cash and cash equivalents at beginning of period                           114,768             17,462
                                                                   ----------------    ---------------
Cash and cash equivalents at end of period                         $       110,842     $       38,624
                                                                   ================    ===============

SUPPLEMENTAL CASH FLOW INFORMATION
      Interest paid                                                $        13,200     $       15,975
                                                                   ================    ===============

RESTATEMENT OF FIRST QUARTER OF 2006 UNAUDITED FINANCIAL STATEMENTS

TOP TANKERS INC.

CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                            Three Months Ended March 31,
                                                                        2006
                                                          ---------------------------------    Effect
                                                                                                 of
                                                           As Originally           As          Restate-
                                                             Reported           Restated        ment
                                                          ----------------    -------------    --------
                                                            (unaudited)        (unaudited)
REVENUES:
Voyage revenues                                           $       101,746     $    101,746     $     0
EXPENSES:
   Voyage expenses                                                 16,234           16,234           0
   Charter hire expense                                             7,638            7,638           0
   Vessel operating expenses                                       15,731           15,731           0
   Depreciation and amortization                                   17,641           17,641           0
   General and administrative expenses                              7,282            7,282           0
   Amortization of deferred gain on sale of vessels                (1,055)            (812)        243
   Foreign currency losses                                             62               62           0
                                                          ----------------    -------------    --------
   Operating income                                                38,213           37,970        (243)
                                                          ----------------    -------------    --------

OTHER INCOME (EXPENSES):
   Interest and finance costs                                      (8,066)          (8,066)          0
   Interest income                                                    261              261           0
   Other, net                                                          (4)              (4)          0
                                                          ----------------    -------------    --------
   Total other expenses, net                                       (7,809)          (7,809)          0

                                                          ----------------    -------------    --------
Net Income                                                $        30,404     $     30,161     $  (243)

                                                          ================    =============    ========

Earnings per share, basic and diluted                     $          1.06     $       1.05     $ (0.01)
                                                          ================    =============    ========

Weighted average common shares outstanding, basic
and diluted                                                    28,099,212       28,099,212           0
                                                          ================    =============    ========

Note: The change in "Amortization of deferred gain on sale of vessels" resulted from the revised accounting treatment of the Seller's Credit.

TOP TANKERS INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                                           MARCH 31, 2006
                                                                  ---------------------------------     Effect
                                                                                                          of
                                                                  As Originally           As            Restate-
                                                                    Reported           Restated         ment
                                                                  ----------------    -------------     --------
                                                                    (unaudited)        (unaudited)
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                      $       24,857     $      24,857       $     0
   Other current assets                                                   50,541            50,541             0
                                                                  ---------------    --------------     ---------
         Total current assets                                             75,398            75,398             0

FINANCIAL INSTRUMENTS                                                      1,009             1,009             0
VESSELS, NET                                                             643,924           643,924             0
OTHER NON-CURRENT ASSETS                                                  46,497            39,928        (6,569)

                                                                  ---------------    --------------     ---------
         Total assets                                             $      766,828     $     760,259      $ (6,569)
                                                                  ===============    ==============     =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt                              $      136,117     $     136,117      $      0
   Deferred income, current portion                                       11,701             7,219        (4,482)
   Other current liabilities                                              25,585            25,585             0
                                                                  ---------------    --------------     ---------
         Total current liabilities                                       173,403           168,921        (4,482)

LONG-TERM DEBT, net of current portion                                   288,491           288,491             0

DEFERRED INCOME, net of current portion                                   50,091            48,247        (1,844)

STOCKHOLDERS' EQUITY                                                     254,843           254,600          (243)

                                                                  ---------------    --------------     ---------
         Total liabilities and stockholders' equity               $      766,828     $     760,259      $ (6,569)
                                                                  ===============    ==============     =========


Note: The change in "Other Non-Current Assets" resulted from the change of discount rate initially used to value the Seller's Credit.

          The change in "Deferred Income, current and long-term portion" and "Stockholders' Equity" resulted from the revised accounting treatment and the change of discount rate initially used to value the Seller's Credit.

TOP TANKERS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

                                                       Three Months Ended March 31,
                                                                   2006
                                                     ---------------------------------    Effect
                                                                                            of
                                                      As Originally          As           Restate-
                                                        Reported          Restated         ment
                                                     ----------------   -------------     --------
                                                       (unaudited)       (unaudited)
Cash Flows from (used in) Operating Activities:
     Net income                                      $      30,404      $      30,161     $     (243)
     Adjustments to reconcile net income to net
     cash
      provided by operating activities:
        Depreciation and amortization                       19,229             19,229              0
        Stock-based compensation                             1,396              1,396              0
        Change in fair value of financial
        instruments                                           (248)              (248)             0
        Amortization of deferred income                     (1,055)              (812)           243
     Change in operating assets and liabilities             (5,658)            (5,658)             0
                                                     --------------     --------------    -----------
Net Cash from Operating Activities                          44,068             44,068              0
                                                     --------------     --------------    -----------

Cash Flows from (used in) Investing Activities:
     Net proceeds from sale of vessels                     251,502            251,502              0
     Other                                                    (165)              (165)             0
                                                     --------------     --------------    -----------
Net Cash from (used in) Investing Activities               251,337            251,337              0
                                                     --------------     --------------    -----------

Cash Flows from (used in) Financing Activities:
     Payments of long-term debt                           (140,996)          (140,996)             0
     Payment of financing costs                                (63)               (63)             0
     Dividends paid                                       (146,951)          (146,951)             0
                                                     --------------     --------------    -----------
Net Cash from (used in) Financing Activities              (288,010)          (288,010)             0
                                                     --------------     --------------    -----------

Net increase (decrease) in cash and cash
equivalents                                                  7,395              7,395              0
Cash and cash equivalents at beginning of period            17,462             17,462              0
                                                     --------------     --------------    -----------
Cash and cash equivalents at end of period           $      24,857      $      24,857     $        0
                                                     ==============     ==============    ===========

SUPPLEMENTAL CASH FLOW INFORMATION

     Interest paid                                   $       6,644      $       6,644     $        0
                                                     ==============     ==============    ===========

Note: The change in "Net Income" resulted from the revised accounting treatment of the Seller's Credit.

RESTATEMENT OF SECOND QUARTER AND FIRST HALF OF 2006 UNAUDITED FINANCIAL STATEMENTS

TOP TANKERS INC.

CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                     Three Months Ended June 30,                    Six Months Ended June
                                                 2006                                     30, 2006
                                     -----------------------------                --------------------------
                                                                      Effect                                    Effect
                                          As                            of            As                          of
                                      Originally           As         Restate-    Originally         As         Restate-
                                       Reported         Restated       ment        Reported       Restated       ment
                                     ------------     ------------    --------    -----------    -----------    ---------
                                     (unaudited)      (unaudited)
REVENUES:
Voyage revenues                      $     69,857     $    69,857     $     0     $  171,603     $  171,603     $      0
EXPENSES:
   Voyage expenses                         13,826          13,826           0         30,060         30,060            0
   Charter hire expense                    28,969          28,969           0         36,607         36,607            0
   Vessel operating expenses               16,218          16,218           0         31,949         31,949            0
   Depreciation and amortization            9,944           9,944           0         27,585         27,585            0
   General and administrative
   expenses                                 4,770           4,770           0         12,052         12,052            0
   Amortization of deferred
   gain on sale of vessels                 (4,161)         (2,432)      1,729         (5,216)        (3,244)       1,972
   Foreign currency losses                    202             202           0            264            264            0
                                     -------------    ------------    --------    -----------    -----------    ---------
   Operating income                            89          (1,640)     (1,729)        38,302         36,330       (1,972)
                                     -------------    ------------    --------    -----------    -----------    ---------

OTHER INCOME (EXPENSES):
   Interest and finance costs              (6,222)         (6,222)          0        (14,288)       (14,288)           0
   Interest income                          1,067             869        (198)         1,328          1,130         (198)
   Other, net                                 155             155           0            151            151            0
                                     -------------    ------------    --------    -----------    -----------    ---------
   Total other expenses, net               (5,000)         (5,198)       (198)       (12,809)       (13,007)        (198)

                                     -------------    ------------    --------    -----------    -----------    ---------
Net Income                           $     (4,911)    $    (6,838)    $(1,927)    $   25,493     $   23,323     $ (2,170)

                                     =============    ============    ========    ===========    ===========    =========

Earnings per share, basic and
diluted                              $      (0.17)    $     (0.24)    $ (0.07)    $     0.86     $     0.78     $  (0.08)
                                     =============    ============    ========    ===========    ===========    =========

Weighted average common shares
outstanding, basic and diluted         29,586,783      29,586,783           0     28,847,107     28,847,107            0
                                     =============    ============    ========    ===========    ===========    =========

Note: The change in "Amortization of deferred gain on sale of vessels" and "Interest Income" resulted from the revised accounting treatment of the Seller's Credit.

TOP TANKERS INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                                            JUNE 30, 2006
                                                                   ---------------------------------     Effect
                                                                        As                                  of
                                                                    Originally             As            Restate-
                                                                     Reported           Restated           ment
                                                                   --------------    ---------------     ---------
                                                                    (Unaudited)       (Unaudited)
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                       $      84,793     $       48,293      $(36,500)
   Other current assets                                                   36,912             36,912             0
                                                                   --------------    ---------------     ---------
         Total current assets                                            121,705             85,205       (36,500)

FINANCIAL INSTRUMENTS                                                      1,719              1,719             0
VESSELS, NET                                                             431,344            431,344             0
RESTRICTED CASH                                                                -             50,000        36,500*
OTHER NON-CURRENT ASSETS                                                  70,977             44,463       (13,014)*

                                                                   --------------    ---------------     ---------
         Total assets                                              $     625,745     $      612,731      $(13,014)
                                                                   ==============    ===============     =========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current portion of long-term debt                               $      16,662     $       16,662      $      0
   Deferred income, current portion                                       16,864              9,730        (7,134)
   Other current liabilities                                              29,393             29,393             0
                                                                   --------------    ---------------     ---------
         Total current liabilities                                        62,919             55,785        (7,134)

LONG-TERM DEBT, net of current portion                                   284,505            284,505             0

DEFERRED INCOME, net of current portion                                   76,518             72,808        (3,710)

STOCKHOLDERS' EQUITY                                                     201,803            199,633        (2,170)

                                                                   --------------    ---------------     ---------
         Total liabilities and stockholders' equity                $     625,745     $      612,731      $(13,014)
                                                                   ==============    ===============     =========

Note: * As of June 30, 2006 and during the bareboat charter period, the amount of $50 million will be presented separately as restricted cash, even though there are no actual restrictions as to withdrawal or use imposed by any financial institution. In the reported unaudited consolidated balance sheet as of June 30, 2006, restricted cash relating to minimum liquidity requirements under loan covenants relating to the Company's owned vessels amounted to $13.5 million and was included in Other Non-Current Assets.

          The change in "Other Non-Current Assets" resulted from the change of discount rate initially used to value the Seller's Credit.

          The change in "Deferred Income, current and long-term portion" and "Stockholders' Equity" resulted from the revised accounting treatment and the change of discount rate initially used to value the Seller's Credit.

TOP TANKERS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

                                                      Six Months Ended June 30, 2006
                                                     ---------------------------------
                                                          As                              Effect of
                                                      Originally                           Restate-
                                                       Reported          As Restated         ment
                                                     --------------     --------------    -----------
                                                      (Unaudited)        (Unaudited)
Cash Flows from (used in) Operating Activities:
     Net income                                             25,493             23,323         (2,170)
     Adjustments to reconcile net income to net
     cash provided by operating activities:
        Depreciation and amortization                       30,550             30,550              0
        Stock-based compensation                             1,755              1,755              0
        Change in fair value of financial
        instruments                                           (709)              (709)             0
        Long-term receivables discount
        adjustment                                            (198)                 -            198
        Amortization of deferred income                     (5,216)            (3,244)         1,972
     Change in operating assets and liabilities             11,779             11,779              0
     Payments for dry-docking                               (8,691)            (8,691)             0
                                                     --------------     --------------    -----------
Net Cash from Operating Activities                          54,763             54,763              0
                                                     --------------     --------------    -----------

Cash Flows from (used in) Investing Activities:
     Net proceeds from sale of vessels                     474,616            474,616              0
     Other                                                    (279)              (279)             0
                                                     --------------     --------------    -----------
Net Cash from (used in) Investing Activities               474,337            474,337              0
                                                     --------------     --------------    -----------

Cash Flows from (used in) Financing Activities:
     Payments of long-term debt                           (266,018)          (266,018)             0
     (Increase) decrease in restricted cash                      -            (36,500)       (36,500)
     Issuance of common stock                               21,778             21,778              0
     Payment of financing costs                                (63)               (63)             0
     Dividends paid                                       (217,466)          (217,466)             0
                                                     --------------     --------------    -----------
Net Cash from (used in) Financing Activities              (461,769)          (498,269)       (36,500)
                                                     --------------     --------------    -----------

Net increase (decrease) in cash and cash
equivalents                                                 67,331             30,831        (36,500)
Cash and cash equivalents at beginning of period            17,462             17,462              0
                                                     --------------     --------------    -----------
Cash and cash equivalents at end of period                  84,793             48,293        (36,500)
                                                     ==============     ==============    ===========

SUPPLEMENTAL CASH FLOW INFORMATION

     Interest paid                                          12,304             12,304              0
                                                     ==============     ==============    ===========

Note:     The  change  in  "Net   Income",   "Long-term   receivables   discount
          adjustment" and "Amortization of deferred income" resulted from the revised accounting treatment of the Seller's Credit.

          As of June 30, 2006 and during the bareboat charter period, the amount of $50 million will be presented separately as restricted cash, even though there are no actual restrictions as to withdrawal or use imposed by any financial institution. In the reported unaudited consolidated balance sheet as of June 30, 2006, restricted cash relating to minimum liquidity requirements under loan covenants relating to the Company's owned vessels amounted to $13.5 million.

APPENDIX A - SPECIFIC ITEMS AFFECTING NET INCOME AND RECONCILIATION OF EBITDA

Set forth below are some of the significant items of income and expense that affected the Company's net income for the third quarter and first nine months of 2005 and 2006, all of which are items the Company believes are typically excluded by securities analysts in their published estimates of the Company's financial results:

                                                        Three Months Ended                         Nine Months Ended
                                              ---------------------------------------    ---------------------------------------
Description                                   September 30, 2005   September 30, 2006    September 30, 2005   September 30, 2006
-----------                                   ------------------   ------------------    ------------------   ------------------
                                                 (unaudited)           (unaudited)           (unaudited)           (unaudited)
                                                           Per                  Per                   Per                  Per
                                                 $        Share       $        Share         $       Share       $        Share
                                                 -        -----       -        -----         -       -----       -        -----
Reported  net income                            7,921      0.28    (11,394)    (0.35)     40,594      1.45     11,929      0.37

Restricted share plan to officers and
personnel                                       3,242      0.12      1,672      0.05       3,242      0.12      3,427      0.11
Issuance costs for preferred stock                965      0.03          -         -         965      0.03          -         -
Gain from termination of interest rate swap       (42)    (0.00)         -         -         (42)    (0.00)      (650)    (0.01)
Change of fair value of interest rate swaps         -         -      3,705      0.12           -         -      2,669      0.09
Bonus compensation provision to officers
and personnel                                   1,500      0.05          -         -       1,950      0.07      2,500      0.08
                                              --------   -------   --------   -------    --------   -------   --------   -------
Total                                           5,665      0.20      5,377      0.17       6,115      0.22      7,946      0.27

Net income after specific items                13,586      0.48     (6,017)    (0.18)*    46,709      1.67     19,875      0.64*
                                              ========   =======   ========   =======    ========   =======   ========   =======

----------
* The net income for third quarter and the nine months ended September 30, 2006 was also reduced by $0.07 and $0.15 per share respectively, resulting from the revised accounting treatment of the Seller's Credit discussed in this release.

EBITDA RECONCILIATION(5)

(Expressed in Thousands of U.S Dollars)          Three Months Ended September 30,     Nine Months Ended September 30,
                                                 ---------------------------------    --------------------------------
                                                    2005               2006              2005             2006
                                                 -----------      ----------------    -----------    -----------------
NET INCOME (LOSS)                                     7,921               (11,394)        40,594               11,929

DEPRECIATION AND AMORTIZATION                        14,634                10,286         37,274               37,871

INTEREST AND FINANCE COSTS, NET                       5,769                 8,812         13,303               21,970

                                                 -----------      ----------------    -----------    -----------------
EBITDA                                               28,324                 7,704         91,171               71,770
                                                 ===========      ================    ===========    =================

----------
(5) EBITDA represents earnings before interest and finance costs, net, taxes, depreciation and amortization. Interest and finance costs, net include gain or loss from termination of swaps and swap fair value changes. EBITDA is included in this release because we believe it provides investors with an understanding of operating performance over comparative periods. EBITDA should not be considered as a substitute for income from operations, net income or cash flows from operating activities (all as determined in accordance with generally accepted accounting principles) for the purpose of analyzing our operating performance, financial position and cash flows, as EBITDA is not defined by generally accepted accounting principles. We presented EBITDA, however, because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and/or incur debt.
                                     # # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TOP TANKERS INC.


Dated: December 7, 2006                 By  /s/ Stamatis N. Tsantanis
                                           -------------------------------
                                           Name:  Stamatis N. Tsantanis
                                           Title: Chief Financial Officer






SK 23116 0001 728691